FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC RESTRUCTURES ITS

EUROPEAN PRIVATE EQUITY BUSINESS

HSBC Holdings plc (HSBC) has sold a majority stake in its European private equity business, HSBC Private Equity Limited, to its existing management team.

Under the terms of the agreement, HSBC has reduced its shareholding in HSBC Private Equity Limited from 100 per cent to 19.9 per cent and management has acquired the majority 80.1 per cent stake. HSBC Private Equity Limited had net assets of GBP304,295 at 17 March 2003.

This change in shareholding structure follows a review by HSBC of its European private equity investment strategy. This concluded that by becoming a minority shareholder HSBC, and HSBC Private Equity Limited, will both obtain greater flexibility in the future development of their respective businesses.

Upon completion of the transaction, HSBC Private Equity Limited changed its name to Montagu Private Equity Limited. It will remain HSBC's principal vehicle for investing in European private equity opportunities.

Notes to editors

1. Montagu

HSBC Private Equity Limited was previously named Montagu Private Equity Limited between May 1994 and February 1996.

The Montagu name derives from the stockbroker Montagu & Samuel formed in London in 1853 by Samuel Montagu. Midland Bank acquired a one third share in the Montagu Trust in 1967 and 100 per cent ownership in 1973. Midland Bank was subsequently acquired by HSBC Holdings in 1992. HSBC discontinued use of the Montagu brand in October 2000.

2. HSBC Private Equity

HSBC Private Equity has over GBP1.2 billion under management and offices in London, Manchester, Paris, Düsseldorf and Stockholm. It has supported more than 400 businesses over the last 30 years, and in 2002 arranged four transactions with a total investment of GBP207 million. In 2002 the company closed a new fund totalling GBP1.2 billion.

3. HSBC Holdings plc

HSBC Private Equity is the European private equity arm of the HSBC Group. With over 8,000 offices in 80 countries and territories and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                 By:

                                                                                                                                                                 Name: P A Stafford

                                                                                                                                                                 Title: Assistant Group Secretary

                                                                                                                                                                 Date: March 18, 2003